UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-38353

PagSeguro Digital Ltd.
(Name of Registrant)

Conyers Trust Company (Cayman) Limited,
Cricket Square, Hutchins Drive, P.O. Box 2681,
Grand Cayman, KY1-1111, Cayman Islands
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☒

PagSeguro Digital Ltd. to Present Update Related to Strategic Initiatives on September 18, 2025

São Paulo, September 16, 2025 – PagSeguro Digital Ltd. (NYSE: PAGS) (“PagSeguro” or the “Company”) hereby announces that it will host a conference call on Thursday, September 18, 2025, at 5:00 p.m. ET (6:00 p.m. BRT) to present an update related to its strategic initiatives.

EVENT DETAILS

Date: Thursday, September 18, 2025

Time: 5:00 p.m ET (6:00 p.m BRT)

To pre-register for this call, please go to https://investors.pagbank.com/

The presentation will be followed by a live Q&A session with senior management. Investors, analysts and other stakeholders are invited to join the call via link available on the website https://investors.pagbank.com/.

A replay of the webcast will also be available on the website https://investors.pagbank.com/.

Further details regarding the announcement will be provided during the call.

About PagSeguro

PagSeguro is a disruptive financial technology solutions provider focused primarily on consumers, individual entrepreneurs, micro-merchants, and small to medium-sized companies in Brazil. PagSeguro stands out as the only financial technology provider in Brazil with a business model that fully encompasses the following five pillars:

•	Multiple digital banking solutions;
•	In-person payments via point of sale (POS) devices that PagSeguro provides to merchants;
•	Free digital accounts that PagSeguro provides to its consumers and merchants with functionalities such as bill payments, top-up prepaid mobile phone credit, wire transfers, peer-to-peer cash transfers, prepaid credit cards, cash cards, loans, investments, QR code payments, and payroll portability, among other digital banking services;
•	Issuer of prepaid, cash and credit cards; and
•	Operates as a full merchant acquirer.

PagSeguro is a UOL Group company that offers easy, safe, and hassle-free PagBank digital accounts, similar to regular checking accounts linked to the Brazilian Central Bank’s platform, which accept payments, without the need for a regular bank account. PagSeguro’s end-to-end digital banking ecosystem enables its customers to accept a wide range of online and in-person payment methods, including credit cards, debit cards, meal voucher cards, boletos, bank transfers, bank debits, and cash deposits.

PagSeguro’s mission is to transform and democratize the financial services industry in Brazil by offering merchants and consumers a comprehensive mobile-first digital banking ecosystem that is secure, affordable, and easy to use.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 16, 2025

PagSeguro Digital Ltd.

By:	/s/ Artur Schunck
Name:	Artur Schunck
Title:	Chief Financial Officer, Chief Accounting Officer and Investor Relations Officer